Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2010	For the Twelve Months Ended December 31, 2009	For the Six Months Ended June 30, 2009
Earnings
Net Income for Common	$378	$781	$333
Preferred Stock Dividend	6	11	6
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	(1)	(1)	—
Minority Interest Loss	—	—	—
Income Tax	207	404	179

Pre-Tax Income from Continuing Operations	$589	$1,196	$518

Add: Fixed Charges*	286	581	283
Add: Amortization of Capitalized Interest		—	—
Add: Distributed Income of Equity Investees		—	—
Subtract: Interest Capitalized		—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$875	$1,777	$801

* Fixed Charges

Interest on Long-term Debt	$261	$518	$257
Amortization of Debt Discount, Premium and Expense	8	16	8
Interest Capitalized	—	—	—
Other Interest	8	27	7
Interest Component of Rentals	10	21	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$286	$581	$283

Ratio of Earnings to Fixed Charges	3.1	3.1	2.8